August 15, 2018

Ilya Nikolayev
Chief Executive Officer
Tapinator, Inc.
110 West 40th Street, Suite 1902
New York, NY 10018

       Re: Tapinator, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 18, 2018
           File No. 333-224531

Dear Mr. Nikolayev:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2018 letter.

Amendment to Form S-3 filed July 18, 2018

General

1. In response to prior comment 4 regarding the functionality of BitPainting, you state that certain attributes of an artwork are stored on your servers and not on the ETH blockchain.
       With regard to Dark Winds, you state that third party auction platforms for your crypto-
       assets reduce the reliance that your players might have on the long-term viability of the
       Dark Winds application. Please include this information in your filing and clarify whether the crypto-assets can continue to exist and be played outside of the company's application and servers. Please disclose the risks and consequences to investors if the servers or
 Ilya Nikolayev
Tapinator, Inc.
August 15, 2018
Page 2
      website cease to function. Further, to the extent that you are reliant on another blockchain network for your business, disclose the risks and consequences to the company if the
      Ethereum blockchain ceases to function, slows down in functionality, or forks.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameIlya Nikolayev                            Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameTapinator, Inc.
                                                            and Services
August 15, 2018 Page 2
cc:       Jeffrey M. Quick, Esq.
FirstName LastName